

Mail Stop 3561

March 5, 2018

Christopher T. Forsythe
Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, TX 75240

> **Re:** **Atmos Energy Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 13, 2017**
> **Form 8-K Filed February 6, 2018**
> **File No. 1-10042**

Dear Mr. Forsythe:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure, page 25

1. Please tell us how your presentation of "gross profit" complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Form 8-K filed February 6, 2018

2. To avoid placing undue prominence on gross profit, a non-GAAP measure, your discussion on page 2 should include a similar discussion and analysis of the comparable

GAAP measure in a location with equal or greater prominence. Your tabular disclosure of the non-GAAP measure on page 5 should be preceded with an equally prominent tabular disclosure of the comparable GAAP measure. In this regard, please show operating revenues and purchased gas cost in deriving the non-GAAP measure. Please review the guidance in our Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 102.10, when preparing your next earnings release. Reference is made to Item 2.02, Instruction 2, of Form 8-K and the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products